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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
						Six Months Ended 6/28/2009
	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/28/2008
Income (loss) from continuing operations from 12/28/2008 Form 10-K and 6/28/2009 Form 10-Q	(11.2)	1.2	(41.2)	(27.2)	(104.0)	(41.2)
Add back:
Income taxes	(8.5)	(1.8)	14.5	1.3	(0.7)	0.6

Pretax income from continuing operations	(19.7)	(0.6)	(26.7)	(25.9)	(104.7)	(40.6)

Fixed Charges
Interest expense	0.0	0.0	1.9	1.6	10.4	5.6
Interest component of rent expense—estimated	1.6	1.5	1.3	1.4	2.1	0.8
Interest expense—discontinued operations	0.0	0.0	0.0	2.2	0.0	0.0

Total fixed charges	1.6	1.5	3.2	5.2	12.5	6.4

Earning plus fixed charges	(18.1)	0.9	(23.5)	(20.7)	(92.2)	(34.2)
Ratio of earnings to fixed charges	— (2)	— (2)	— (2)	— (2)	— (2)	— (2)

(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges on our credit facility and interest expense on our lease obligations. The interest component of rent was estimated to be one-third of net rental expense, which we believe is representative of the interest factor.

(2)
Due to our losses for the year ended December 31, 2004, December 31, 2006, 2007, December 28, 2008, and the six months ended June 28, 2009, the ratio coverage was less than 1:1 for these periods. We would have had to have generated additional earnings of $19.7 million for the year ended December 31, 2004, $0.6 million for the year ended December 31, 2005, $26.7 million for the year ended December 31, 2006, $25.9 million for the year ended December 31, 2007, $104.7 million for the year ended December 28, 2008, and $40.6 million for the six months ended June 28, 2009 to have achieved coverage ratios of 1:1.

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  Exhibit 12.1